 **Manor**

Investment Funds

2nd Quarter Report
June 30, 2019
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

𝔐anor Investment Funds

15 Chester Commons
Malvern, PA 19355

June 30, 2019

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

The Fed "Franchise"

I must admit that it has been a long time since I went out to see a movie at a theater. I guess that is not surprising since I am clearly no longer in Hollywood's target demographic. The movie studios may not be getting much of my entertainment dollars, but they seem to be doing fine at the box office. The results are driven by a succession of action adventures based on superhero characters from our youth, or new characters that are derivations of those superheroes. Hollywood now refers to the films as "franchises" based on multiple installments of sequels or prequels, and they are immensely profitable until the storylines no longer entice movie goers.

The Fed has been acting as a market franchise for some time, and it has been immensely profitable for many in the financial industry. Since the "great recession" of 2008-9 the Fed's script has been the same; flood the markets with liquidity, push interest rates as low as possible, keep a market friendly public posture, and encourage other central banks to do the same. Banks have been major beneficiaries as low borrowing rates and interest on excess reserves at the Fed contributed to renewed profitability and provided an opportunity to rebuild balance sheets. Corporate financial executives saw historically low interest rates as an opportunity to tap the debt markets to add low cost debt to their balance sheets, often using the proceeds to buy back stock to improve earnings per share in the absence of more attractive growth projects. Stock market investors benefitted from the tremendous liquidity that flowed from the Fed through the banks that lifted stocks across the board, with the share price of many companies driven by price momentum rather than fundamentals. Among the only losers in this are fixed income investors who experienced a decline in yields and found limited alternatives to reinvest as their securities matured.

But the Fed "franchise" is at risk if policy errors cause investors to lose confidence, or if the Fed begins to push the limits of its policy resources. Over the past several years Fed policy moves have triggered a crisis of confidence among investors. In 2013 Ben Bernanke signaled his intent to "taper" the purchase of US Treasury and mortgage-backed securities. The initial reaction in the markets was positive because stocks were well above their panic lows and the economy had rebounded somewhat. The initial reaction did not last long, however, and declines in the stock and bond markets forced Bernanke to quickly reassure the markets that the accommodative policies of the Fed would remain in place. Similarly, Jerome Powell was forced to reverse course when his policy moves created a crisis of confidence during the 4th quarter of last year. Once again the stock market and the economy seemed strong enough to support a "normalized" Fed policy stance, but the unfavorable market reaction prompted Powell to reverse course. Six months later the Fed is considering interest rate cuts in addition to suspended balance sheet reductions.

The risk of policy error is greater because central banks around the world have instituted the same policies. Abe in Japan has pursued an aggressive liquidity program for years. In the Eurozone Mario Draghi has combined liberal interest rate policies with aggressive security purchases and outspoken public posturing to support the markets and consumer confidence. As his term comes to an end it will be critical for his replacement to continue in his footsteps.

The Manor Fund

The Manor Fund rose 4.13%, net of all fees and expenses, during the quarter ending June 30, 2019, underperforming the S&P 500 index return of 4.31% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 4.14%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year with a decline of 0.80% for the Fund compared to returns of 10.42% for the S&P 500 and 9.05% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 8.15%, 3.79%, and 10.36% for the Fund compared to annualized returns of 14.20%, 10.72%, and 14.67% for the S&P 500 index, and returns of 13.82%, 9.55%, and 13.35% for the Lipper Large-Cap Core mutual fund index.

During the 2nd Quarter of 2019, the Fund was helped by strong performance from Microsoft Corporation, Facebook, Inc., PNC Financial Services, Charter Communications, and Equinix, Inc. Three of those holdings; Microsoft, Facebook, and Equinix were among the top performers in the fund last quarter, as well. The shares of Microsoft rose steadily throughout the quarter, extending a rally that stretches back to December of last year. The company reported revenue and earnings that exceeded expectations, and reaffirmed guidance for the next quarter. The shares of Facebook overcame a mid-quarter pullback triggered by concerns about increased regulatory and legal pressures in the US and Europe to end the quarter close to its recent highs. The company reported revenue and earnings that exceeded expectations, and strong year-over-year revenue growth. The shares of PNC Financial also overcame some mid-quarter weakness to close higher. The bank reported revenue in line with expectations, earnings above expectations, and also reaffirmed guidance for the fiscal year. The shares of Charter Communications rose steadily throughout the quarter, extending a move that began at the beginning of last quarter. The company reported earnings that missed expectations, but strong year-over-year revenue growth. Charter also reported an increase in mobile lines compared to the previous quarter. The shares of Equinix also rose steadily throughout the quarter. Equinix manages interconnected data centers throughout the world as a real-estate investment trust. The company reported revenue and earnings above expectations, and guided Funds From Operations, an important metric for REIT's, higher for the fiscal year.

Notable laggards during the 2nd Quarter of 2019 include Cabot Oil & Gas Corp., DXC Technology, NetApp, Inc., Skyworks Solutions, Inc., and Carnival Corporation. The shares of Cabot Oil & Gas rose early in the quarter when the company reported strong revenue growth, earnings that beat expectations, and a dividend increase. The shares declined through much of the balance of the quarter on concerns that slowing global economic growth would contribute to a further decline in energy prices. The shares of DXC Technology fell steadily throughout the month of May pushing the stock to the lows set late last year. At month-end the company reported quarterly results that were better than expected. DXC reported revenue in line with expectations, earnings that beat expectations, and a dividend increase. The news pushed the stock higher, but not enough to offset the earlier decline. The shares of NetApp were weak early in the quarter and then declined sharply when the company announced quarterly results. NetApp reported revenue and earnings that were below expectations, a decline in revenue year-over-year, and lowered revenue and earnings guidance for the coming quarter. The company increased the dividend by 20% but

(Continued on page 10)

Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - June 30, 2019

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –96.5%		
Consumer Discretionary – 6.1%		
Carnival Corp.	3,382	157,432
D. R. Horton, Inc.	5,885	253,820
		411,252
Consumer Staples – 4.8%		
Kroger Company	4,147	90,031
PepsiCo, Inc.	1,781	233,543
		323,574
Energy – 7.1%		
Cabot Oil & Gas	8,158	187,307
Valero Energy	3,411	292,016
		479,323
Financial – 15.4%		
Chubb Corp.	1,037	152,740
Discover Financial	2,746	213,062
JPMorgan Chase	2,274	254,233
Metlife Inc.	3,089	153,430
PNC Financial	1,924	264,127
		1,037,592
Health Care – 12.1%		
Allergan PLC	687	115,024
AmerisourceBergen	1,724	146,988
Anthem, Inc.	1,052	296,885
Biogen, Inc. *	715	167,217
CVS Health Corp.	1,695	92,361
		818,475
Industrial – 9.6%		
Cummins, Inc.	1,516	259,751
Delta Air Lines	3,361	190,737
Raytheon Company	1,118	194,398
		644,886
Information Technology – 21.7%		
Applied Materials	4,869	218,667
DXC Technology	2,539	140,026
Microchip Tech	2,853	247,355
Microsoft Corp.	3,633	486,676
NetApp, Inc.	2,574	158,816
Skyworks Solutions	2,789	215,506
		1,467,046
Material – 6.0%		
Avery Dennison	3,003	347,387
Nucor Corp.	1,044	57,525
		404,912
Communication Services – 8.9%		
AT & T, Inc.	2,803	93,929
Charter Comms.	617	243,826
Facebook, Inc cl A*	1,373	264,989
		602,744
Utility – 1.1%		
AES Corporation	4,605	77,180
		77,180
Real Estate Investment Trust – 3.7%		
Equinix, Inc.	501	252,649
		252,649
TOTAL COMMON STOCKS (Cost $ 4,511,966)		6,519,633
SHORT-TERM INVESTMENTS – 3.5%		
1st Amer. Gov. Fund	229,033	229,033
TOTAL SHORT-TERM INVESTMENTS (Cost $ 229,033)		229,033
TOTAL INVESTMENTS – 100.0% (Cost $ 4,740,999)		6,748,666
Other Assets less Liabilities – Less than 0.1%		951
NET ASSETS 100.0%		$ 6,749,617

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - MANOR FUND
Fund and Performance Information - June 30, 2019
(Unaudited)

Fund Performance



**Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index**

■ Manor Fund   ▨ Lipper LC Core   ☐ S&P 500 Index

Quarter and Annualized Total Return for Periods Ending June 30, 2019

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
2nd Quarter	**4.13 %**	4.31 %	4.14 %
1-Year	**-0.80 %**	10.42 %	9.05 %
3-Year Annualized	**8.15 %**	14.20 %	13.82 %
5-Year Annualized	**3.79 %**	10.72 %	9.55 %
10-Year Annualized	**10.36 %**	14.67 %	13.35 %
Annualized since inception 9/26/95	**5.97 %**	9.08 %	7.21 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	% of Net Assets
Microsoft Corp.	7.2 %
Avery Dennison	5.1 %
Anthem, Inc.	4.4 %
Valero Energy	4.3 %
Facebook, Inc. cl A	3.9 %

Top Industry Sectors	
Industry	% of Net Assets
Info Technology	21.7 %
Financial	15.4 %
Health Care	12.1 %
Industrial	9.6 %
Communication	8.9 %

MANOR INVESTMENT FUNDS - GROWTH FUND
Schedule of Investments - June 30, 2019
(Unaudited)

Portfolio of Investments

Description	Shares	Market Value	Description	Shares	Market Value
COMMON STOCKS – 97.1%					
Consumer Discretionary – 17.3%			**Information Technology – 30.1 %**		
Amazon.com Inc. *	338	640,047	Akamai Tech., Inc. *	4,414	353,738
Dollar Tree, Inc. *	3,071	329,795	Apple, Inc.	3,152	623,844
Expedia, Inc.	2,013	267,789	Cognizant Tech	4,538	287,664
LKQ Corp. *	7,955	211,682	MasterCard Inc.	2,386	631,169
Royal Caribbean	3,075	372,721	Microsoft Corp.	3,062	410,185
		1,822,034	ON SemCndctor *	18,484	373,562
			Worldpay, Inc. *	3,957	484,930
Consumer Staples – 5.9%					3,165,092
Church & Dwight	5,979	436,826			
Walgreens Boots	3,285	179,591	**Material – 3.7%**		
		616,417	Sherwin Williams	838	384,047
					384,047
Energy – 2.8%					
Diamondback	2,692	293,347	**Communication Services – 8.1%**		
		293,347	Alphabet Inc. Cl A *	221	239,299
			Alphabet Inc. Cl C *	221	238,881
Financial – 3.0%			Charter Comm. *	946	373,840
Chubb Limited	2,161	318,294			852,020
		318,294			
			TOTAL COMMON STOCKS		10,207,534
Health Care – 15.8%			(Cost $6,626,662)		
AbbVie, Inc.	3,332	242,303			
Alexion Pharma. *	2,143	280,690			
Eli Lilly & Co.	3,705	410,477			
Thermo Fisher	1,207	354,472	**SHORT-TERM INVESTMENTS – 2.9%**		
UnitedHealth	1,518	370,407	1st Amer. Gov. Fund		300,364
		1,658,349	TOTAL SHORT-TERM INVESTMENTS		
			(Cost $ 300,364)		300,364
Industrial – 10.4%					
Landstar System	2,855	308,311	TOTAL INVESTMENTS – 100.0%		
Robert Half Intl.	4,318	246,169	(Cost$ 6,927,026)		10,507,898
Southwest Airlines	5,434	275,939			
United Rentals, Inc.*	2,017	267,515			
		1,097,934	Other Assets less Liabilities –		2,382
			Less than 0.1%		
			NET ASSETS – 100.0%		$ 10,510,280

*Non-income producing during the period.

Fund Performance



Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index

■ Growth Fund　▩ S&P 500 Index　☐ Lipper LC Growth

Quarter and Annualized Total Return for Periods Ending June 30, 2019

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
2nd Quarter	**1.65 %**	4.31 %	4.74 %
1-Year	**6.99 %**	10.42 %	11.12 %
3-Year Annualized	**13.18 %**	14.20 %	18.59 %
5-Year Annualized	**8.78 %**	10.72 %	12.44 %
10-Year Annualized	**13.68 %**	14.67 %	14.96 %
Annualized since inception 6/30/99	**5.60 %**	5.89 %	4.35 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Amazon.com, Inc.	6.1 %
Mastercard, Inc.	6.0 %
Apple, Inc.	5.9 %
Worldpay, Inc.	4.6 %
Church & Dwight	4.2 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	30.1 %
Consumer Disc.	17.3 %
Health Care	15.8 %
Industrial	10.5 %
Communication	8.1 %

MANOR INVESTMENT FUNDS - BOND FUND
Schedule of Investments - June 30, 2019
(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 93.3%		
U.S. Treasury 1.000% Due 11-30-19	200,000	199,094
U.S Treasury 1.500 % Due 01-31-22	200,000	198,828
U.S. Treasury 1.250 % Due 07-31-23	300,000	294,141
U.S. Treasury 2.500 % Due 08-15-23	225,000	231,697
U.S. Treasury 1.500 % Due 08-15-26	150,000	146,098
U.S. Treasury 2.875 % Due 05-15-28	100,000	107,305
TOTAL U.S. GOVERNMENT BONDS		
(Cost $ 1,160,575)		1,177,163
SHORT-TERM INVESTMENTS – 5.8%		
1st American Treasury Obligation Fund	73,695	73,695
TOTAL SHORT-TERM INVESTMENTS		
(Cost $ 73,695)		73,695
TOTAL INVESTMENTS – 99.1%		
(Cost $ 1,234,270)		1,250,858
Other Assets less Liabilities – Net – 0.9%		11,938
NET ASSETS - 100.0%		$ 1,262,796

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

Fund Performance



Investment Performance vs. the Barclay's Int. Treasury Index and the Lipper Gov't Index

■ Bond Fund ⊞ Lipper US Gov't □ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending June 30, 2019

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
2nd Quarter	**2.03 %**	2.46 %	2.36 %
1-Year	**5.15 %**	6.21 %	6.18 %
3-Year Annualized	**0.38 %**	1.50 %	1.31 %
5-Year Annualized	**0.50 %**	2.25 %	1.95 %
10-Year Annualized	**0.34 %**	3.11 %	2.44 %
Annualized since inception 6/30/99	**1.91 %**	4.15 %	3.93%

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.250% Due 07-31-23	23.3 %
US Treasury 2.500% Due 08-15-23	18.3 %
US Treasury 1.000% Due 11-30-19	15.8 %
US Treasury 1.500% Due 01-31-22	15.7 %
US Treasury 1.500% Due 08-15-26	11.6 %

(Continued from page 3)

the shares traded at the bottom of the range through the balance of the quarter. The shares of Sky-works solutions fell after the company reported earnings that were better than expectations but a decline in revenue. In addition to the disappointing operating results, the shares were also pressured by the negative impact of government restrictions on sales to Huawei. The shares of Carnival Corporation traded in a steady range for much of the quarter, but then fell sharply when the company announced quarterly results. Carnival reported revenue and earnings that were better than expectations, but lowered earnings guidance for the quarter and fiscal year. The company attributed the lowered guidance to weakness in its operations in continental Europe and renewed restrictions to travel to Cuba.

The Growth Fund

The Manor Growth Fund rose 1.65%, net of all fees and expenses, during the quarter ending June 30, 2019, underperforming the S&P 500 index return of 4.31% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 4.74%. The Fund underperformed the S&P 500 index during the trailing year with a return of 6.99% for the Fund, compared to 10.42% for the S&P 500 index, and the Lipper Index return of 11.12% during the same time period. The Fund underperformed the S&P 500 index and the Lipper index during the trailing 3-year, 5-year period, and 10-year periods, with returns of 13.18%, 8.78%, and 13.68% for the Fund compared to returns of 14.20%, 10.72%, and 14.67% for the S&P 500, and returns of 18.59%, 12.44%, and 14.96% for the Lipper index. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 5.60% for the Fund compared to 4.35% for the Lipper Large-Cap Growth index.

During the 2nd Quarter of 2019 the Fund was helped by strong performance from Master-Card, Inc., Microsoft Corporation, Amazon.com, Inc., United Rentals, Inc., and Worldpay, Inc. Three of these top five performers were also among the top performers in the fund last Quarter, similar to the performance characteristics of the Manor Fund. The shares of MasterCard rose steadily throughout the quarter, extending a rally that stretches back to December of last year. The company reported earnings that exceeded expectations and strong revenue growth. Management attributed the strong results to increases in switched transactions, gross dollar volume, and cross-border transactions in local currency. The shares of Microsoft rose steadily throughout the quarter, extending a rally that stretches back to December of last year. The company reported revenue and earnings that exceeded expectations, and reaffirmed guidance for the next quarter. The shares of Amazon overcame a mid-quarter decline to finish higher. Amazon reported earnings that beat expectations and strong revenue growth. The company reaffirmed quarterly revenue guidance, but lowered earnings guidance slightly. The shares of United Rentals traded up and down during the quarter, but managed to recover through quarter-end. The shares moved higher early in the quarter when the company reported revenue and earnings that exceeded expectations, and reaffirmed revenue guidance. The shares later declined on concerns about slowing global growth, but managed to move higher again. The shares of Worldpay moved steadily higher throughout the quarter. The company reported revenue and earnings above expectations, reaffirming earnings guidance for the coming quarter, but raising earnings guidance for the fiscal year.

Notable laggards during the 2nd Quarter of 2019 include Eli Lilly & Co., Cognizant Technical Solutions, Robert Half International, Walgreens Boots Alliance, and AbbVie, Inc. The shares of Eli Lilly traded down when the company announced quarterly results. Lilly reported revenue and earnings in line with expectations, and updated guidance for the fiscal year to reflect the disposition of its Elanco Animal division. The shares of Cognizant Tech Solutions traded sharply lower when the company announced operating results early in the quarter. Cognizant reported revenue and earnings that were below expectations, guided revenue expectations below consensus for the next quarter, and slashed revenue guidance for the fiscal year. The shares rebounded somewhat later in the quarter, but not nearly enough to recover much of the earlier decline. The shares of Robert Half declined early in the quarter when the company reported revenue and earnings that missed expectations. The company reaffirmed revenue and earnings guidance for the next quarter, but the shares continued to decline as concerns about slowing global growth pressured the stock.

The shares of Walgreens Boots Alliance declined sharply at the beginning of the quarter when the company reported disappointing results. Walgreens reported revenue in line with expectations, earnings below expectations, and lowered earnings guidance for the fiscal year. The shares stabilized and then traded somewhat higher later in the quarter, but not enough to offset the early decline. The shares of AbbVie fell sharply late in the quarter when the company announced the acquisition of Allergan at a substantial premium. The decline in AbbVie shares reflected investor concern about the high premium paid in the deal and the view that this acquisition reflected poor growth prospects from AbbVie's limited pipeline of new products, and the looming patent expiration of its flagship drug Humira.

During the quarter we sold IPG Photronics and trimmed our holdings in Thermo Scientific. IPG Photronics has struggled to execute in a highly competitive industry and faced the added headwind of a potential global slowdown. The shares of Thermo Scientific have appreciated substantially and the weighting of this holding increased relative to other positions in the portfolio. We took the opportunity to take some profits and reduce over-concentration of this holding. We used proceeds from these sales to purchase Charter Communications and Akamai Technology. Charter Communications provides video, internet, and voice communications to a national customer base, while Akamai Technology is a cloud services company that facilitates the operation of business services over the internet.

The Bond Fund

The Manor Bond Fund rose 2.03%, net of all fees and expenses, during the quarter ending June 30, 2019, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 2.36%, and the Lipper US Government mutual fund index return of 2.46%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 5.15%, 0.38%, 0.50%, and 0.34% for the Fund, compared to returns of 6.18%, 1.31%, 1.95%, and 2.44% for the Barclay Intermediate Treasury index, and returns of 6.21%, 1.50%, 2.25% and 3.11% for the Lipper US Government mutual fund index. Performance reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

The Franchise Loses Its Luster

A far greater risk than the policy errors described above, and one that is not as readily apparent, is the declining effectiveness of these extraordinary policy moves. As the financial markets and economy become more dependent on Fed support, the effectiveness of those moves diminishes, a gradual and insidious process. When the next crisis arises the Fed may not be able to push interest rates to artificially low levels, and may be unable to provide additional liquidity just when it is most needed. When that happens highly levered companies will be squeezed unmercifully, as well as investors who are overly reliant on strategies based on easy money and price momentum.

The Fed and central banks around the world have managed to avoid a major market meltdown up to this point. They have quickly reversed policy moves when the markets reacted unfavorably, and have not needed to address anything like the financial crisis of 2008. As those unpleasant memories fade, and as the markets push continually higher, investment strategies reliant on the Fed franchise are increasingly at risk. We believe that our focus on companies with strong fundamental valuations, with solid balance sheets, reasonable debt levels, and the ability to remain profitable in difficult times will be rewarded. Easy returns in momentum markets are fun to watch, but it can all change quickly when the unexpected occurs. We have watched that scene before and know that a sound investment strategy provides the best ending.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.